April 12, 2013
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention: Mr. Rufus Decker

RE:	Beazer Homes USA, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed November 13, 2012
File No. 1-12822

Dear Mr. Decker:

This letter is being submitted by Beazer Homes USA, Inc. (the “Company”) in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter dated April 1, 2013 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company's response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we”, “us”, and “our” in the responses refer to the Company.

Form 10-K for the Year Ended September 30, 2012
General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

We will address the Staff's comments above in future filings as applicable and have included our proposed revisions in our responses below.

Management's Discussion and Analysis
Results of Continuing Operations, page 30

2.
We note your response to comment two of our letter dated March 8, 2013. As noted previously, the $40 million benefit from income taxes represented approximately 30% of your losses from continuing operations of $135 million during the year ended September 30, 2012. In light of the significant impact that the discrete tax matter had on your results of operations during this period, we continue to believe that you should expand your disclosures to provide additional clarity as to the nature of the tax planning and correspondingly how it created certainty in the recognition of unrecognized tax benefits.

Securities and Exchange Commission
April 12, 2013

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following, as applicable:

“The tax benefit recognized during fiscal 2012 related primarily to a discrete tax matter that was recorded to adjust the estimated liability for a previously uncertain tax position. Specifically, our opportunity to elect a more preferable tax treatment for certain deductible costs resulted in new information which required our consideration in the ongoing evaluation of our uncertain tax position liability. Upon evaluation and change to the new tax methodology, we did not believe the tax position remained uncertain such that a measured liability continued to be appropriate.”

Segment Results - Continuing Operations, page 32

3.
We note your response to comment three of our letter dated March 8, 2013. Please expand your proposed disclosures to provide a quantified discussion of each segment's operating income as well as operating income amounts attributable to corporate and unallocated. Please quantify the impact of each factor when multiple factors contribute to material changes as well as discuss the underlying business reasons for material changes between periods. For example, for the West segment, your proposed disclosures state that the West segment benefited from increased revenues and decreased impairments which drove improvement in operating income. Operating income increased by $43.6 million from 2011 to 2012. The disclosures on page 35 indicate that the increase in gross profit without impairments and abandonments from 2011 to 2012 was $30.8 million. It is unclear what factors caused the remaining $12.8 million increase in operating income.

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following example related to the fiscal year ended September 30, 2012 (two-year comparison):
“Our operating income improved by $59.1 million to $38.9 million in fiscal 2012, compared to an operating loss of $20.3 million in fiscal 2011, reflecting higher homebuilding gross profits and decreased general and administrative expenses. As a percentage of revenue, our operating income (loss) was 3.9% in 2012, compared to -2.7% in 2011. The year-over-year improvement in 2012 reflects a $20.2 million decrease in impairments and an $11.0 million recovery in fiscal 2012 related to old water intrusion warranty related expenditures. It also includes the impact of cost reductions initiated in the spring of fiscal 2011 related to general headcount, office space reductions and senior management changes, including decreases of $8.0 million in severance and $2.5 million of lease abandonment charges.
With respect to segment operating income, the West and Southeast segments benefited from improving market conditions and operational efficiencies which contributed to increased revenues and gross margins and decreased impairments. Specifically, the West had increased homebuilding gross profit of $47.2 million (including a $16.3 million decrease in impairments) offset partially by decreased gross profit on land sales of $3.6 million. The Southeast realized increased homebuilding gross profits of $17.2 million (including a $3.9 million decrease in impairments). The decrease in operating income in the East Segment was due to actions taken to drive absorptions in some of our underperforming communities. Although these actions generated increased revenues and $2.2 of additional homebuilding gross profit, it was at a cost of an additional $3.3 million in commissions and sales and marketing costs. Operating income in the East Segment was also negatively impacted by a decrease in land sales gross profits of $2.3 million offset slightly by a decrease in overhead costs.
Corporate and unallocated below includes amortization of capitalized interest and numerous shared services functions that benefit all segments, including information technology, national sourcing and purchasing, treasury, corporate finance, legal, branding and other national marketing costs. The costs of these shared services are not allocated to the operating segments. The decrease in Corporate and Unallocated below relates primarily to the $11 million warranty recovery discussed above and a $12.7 million decrease in costs

Securities and Exchange Commission
April 12, 2013

related primarily to management changes and office space reductions, offset partially by a $12.7 million increase in interest amortization (including interest impaired).
Operating income (loss) by segment is as follows:

	Year Ended September 30,		Variance
	2012	2011	$	%

West Segment	$15,147	$(28,406)	43,553	153%
East Segment	9,152	11,611	(2,459)	(21)%
Southeast Segment	14,815	(2,740)	17,555	641%
Pre-owned Segment	(229)	(724)	495	68%
Corporate and Unallocated	(100,943)	(111,986)	11,043	10%
Operating Income (Loss)	$(62,058)	$(132,245)	70,187	53%

4.
We note your response to comment four of our letter dated March 8, 2013. Your current homebuilding gross profit discussion only addresses homebuilding gross margin without interest and impairments. We remind you that you should not give more prominence to non-GAAP financial measures compared to U.S. GAAP financial measures pursuant to Item 10(e) of Regulation S-K. In this regard, we continue to believe that you should provide a discussion of gross profit which includes interest and impairments. Each of your reportable segments appears to cover a vast geographical area. For example, the West reportable segment includes California and Texas. To the extent that there is a metropolitan area with a concentration of impaired communities, please specifically discuss this area with quantification.

We have aggregated our discussion at the reportable segment level as indicated in Item 303 of Regulation S-K. As indicated in our discussion of critical accounting policies on pages 23 to 25 of our Form 10-K, our impairments relate to specific communities within our segments. The impairments result from our operating decisions to reduce prices or increase incentives in response to competitive market conditions related to those specific communities considering the product and amenities offered and location of our community relative to those of our competition. During fiscal 2012 and 2011, the Company did not experience a concentration of impairments in any given market. Specifically, the impairment of an individual community as a result of our discounted cash flow analysis is not generally indicative of an overall market deterioration in an entire geographical area, but rather associated with that specific community.

In future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2013, we will include disclosure similar to the following example related to the fiscal year ended September 30, 2012 (two-year comparison):

“Fiscal 2012 versus 2011
Our overall homebuilding gross profit increased to $103.1 million in fiscal 2012 from $44.0 million in fiscal 2011. The increase was due primarily to a 39.8% increase in homebuilding revenues and improved operational efficiencies which produced $27.9 million of the increase in our homebuilding gross profit. Additionally, homebuilding gross profit benefited from a $20.2 million reduction in inventory impairments and abandonments and an $11 million insurance recovery related to previously recorded water intrusion warranty related expenditures.

Securities and Exchange Commission
April 12, 2013

As compared to the prior year, our homebuilding gross margins for the fiscal year ended September 30, 2012 increased in the West and Southeast segments primarily due to decreased incentives, price appreciation in certain submarkets, increased absorptions which enabled us to better leverage certain fixed costs and a decrease in impairments related to market and operational improvements. These increases were partially offset by a decrease in our homebuilding gross margins in the East segment. The decreased margin in the East segment is related to changes in product and community mix and, to a lesser extent, pricing/feature changes made in certain of our markets to drive absorptions, respond to competitor actions and address consumer demand which actions also contributed to increased impairments as previously discussed.

During the fiscal year ended September 30, 2012, our corporate and unallocated gross profit reflects a benefit from an $11 million insurance recovery related to previously recorded water intrusion warranty related expenditures. Our East segment benefited from a $1.4 million warranty recovery during the fiscal year ended September 30, 2011.”

Financial Statements
Notes to the Financial Statements
Note 12. Stockholders' Equity, page 66

5.
We note your response to comment six of our letter dated March 8, 2013. It appears that the prepaid stock purchase grants will convert into shares of your common stock for little or no consideration upon the passage of time. If there is a minimum number of shares that will be issued, please help us better understand what consideration you gave as to whether that minimum number of shares should be included in your determination of basic earnings per share. In doing so, please also tell us the specific contingencies, if any, related to that minimum number of shares. Refer to ASC 260-10-45-13.

With respect to the Staff's comment regarding the earnings per share impact of the PSPs, the Company considered the guidance under ASC 260 - Earnings Per Share including ASC 260-10-45-13 which states “shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding and common shares and included in the computation of basic EPS as of that date all necessary conditions [for the conversion] have been satisfied.” The Company interpreted this guidance to relate to situations in which shares are issued at little to no cash consideration similar to founder's shares, or as part of a contractual relationship entered into as part of a purchase business combinations. The shares related to the PSPs are issuable in exchange for cash consideration, which cash was prepaid by the PSP holders.
Additionally, we considered that if we included the minimum amount of shares that would be issued under the PSPs, the weighted-average number of shares included in the denominator of basic EPS would include two classes of shares. One class is entitled to earnings of the Company (the shares that are currently outstanding) and the other class is not entitled to participate in the earnings of the Company (those to be issued upon conversion of the PSPs). We would apply the two-class method of calculating EPS in accordance with ASC 260-10.  Under this method, only those securities that participate in the earnings of the Company are included in the computation of basic EPS.  The shares to be issued upon conversion of the PSPs are not participating securities and would not participate in a distribution of earnings if it was to occur; thus, resulting in the same calculated basic EPS as excluding the minimum shares to be issued under the PSPs.

Securities and Exchange Commission
April 12, 2013

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In preparing our responses to the Staff's comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	the Staff's comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding our responses to the Staff's comments to me at (770) 829-3700.

Sincerely,

/s/ Robert L. Salomon
Robert L. Salomon
Executive Vice President and Chief Financial Officer